EXHIBIT (a)(5)(v)

CARRIZO OIL & GAS, INC.	News

PRESS RELEASE	Contact:	Carrizo Oil & Gas, Inc.
Richard Hunter, Vice President of Investor Relations
Paul F. Boling, Chief Financial Officer
(713) 328-1000
CARRIZO OIL & GAS ANNOUNCES RESULTS OF CASH TENDER OFFER FOR ITS 4.375% CONVERTIBLE SENIOR NOTES DUE 2028
HOUSTON, November 24, 2010 — Carrizo Oil & Gas, Inc. (Nasdaq: CRZO) today announced the results of its tender offer for up to $300,000,000 aggregate principal amount of its outstanding 4.375% Convertible Senior Notes due 2028 (the “Convertible Senior Notes”), which expired at 5:00 p.m., New York City time, on November 23, 2010. Based on the information received from Wells Fargo Bank, National Association, the depositary for the tender offer, $359,938,000 aggregate principal amount of Convertible Senior Notes were validly tendered and not withdrawn pursuant to the tender offer. In accordance with the terms and conditions of the tender offer, Carrizo has accepted for purchase $300,000,000 aggregate principal amount of Convertible Senior Notes for an aggregate consideration of approximately $306,307,292, including accrued and unpaid interest on the Convertible Senior Notes.
Because the tender offer was oversubscribed, the aggregate principal amount of Convertible Senior Notes that Carrizo purchased from each tendering noteholder was prorated. Carrizo has been informed by the depositary that the proration factor is approximately 83.4%. In accordance with the terms of the tender offer, the depositary will promptly issue payment for the Convertible Senior Notes accepted for purchase and will return all other Convertible Senior Notes tendered.
After Carrizo’s purchase of $300,000,000 aggregate principal amount of Convertible Senior Notes, approximately $73,750,000 aggregate principal amount of Convertible Senior Notes will remain outstanding.
Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC acted as the dealer managers for the tender offer.
About Carrizo Oil & Gas, Inc.
Carrizo Oil & Gas, Inc. is a Houston-based energy company actively engaged in the exploration, development, exploitation, and production of oil and natural gas primarily in the Barnett Shale in North Texas, the Marcellus Shale in Appalachia, the Eagle Ford Shale in South Texas, the Niobrara Formation in Colorado, and in proven onshore trends along the Texas and Louisiana Gulf Coast regions. Carrizo controls significant prospective acreage blocks and utilizes advanced drilling and completion technology along with sophisticated 3-D seismic techniques to identify potential oil and gas drilling opportunities and to optimize reserve recovery.

Forward-Looking Statements
Statements in this news release, including but not limited to those relating to the tender offer and other statements that are not historical facts are forward-looking statements that are based on current expectations. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements include results of operations, market conditions, capital needs and uses, satisfaction of conditions to the tender offer and other risks and uncertainties that are beyond the Company’s control, including those described in the Company’s Form 10-K for the year ended December 31, 2009 and its other filings with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update forward-looking information.